Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Shareholder Resolutions Adopted at 2017 Annual General Meeting

SHANGHAI, China, November 20, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced the resolutions that were adopted at its annual general meeting of shareholders held in Shanghai on November 15, 2017.

At the meeting, Acorn’s shareholders approved the re-election of Mr. Robert W. Roche, Mr. David Leung, Mr. Pierre E. Cohade, Ms. Jenny Hseau-Jean Wang and Mr. Haibing Wu to serve on the board of directors of the Company. Acorn’s shareholders also ratified the appointment of Grant Thornton CPA LLP as independent auditor of the Company for fiscal year 2017.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.